QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

DST Systems, Inc.
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	2010	2009	2008	2007	2006
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$439,811	$316,782	$275,333	$1,326,644	$268,517
Add:
Fixed Charges	57,840	52,816	68,103	77,480	158,256
Amortization of capitalized interest	56	56	55	126	120
Distributed earnings of equity investees	2,517	29,606	651	565	36,035
Subtract:
Capitalized Interest			(86)	(3)	(87)

Pretax income as adjusted	$500,224	$399,260	$344,056	$1,404,812	$462,841

Fixed charges:
Interest expense	$46,133	$42,175	$55,408	$60,259	$139,600
Interest capitalized			86	3	87

	46,133	42,175	55,494	60,262	139,687
Portion of rents representative of an appropriate interest factor	11,707	10,641	12,609	17,218	18,570

Total fixed charges	$57,840	$52,816	$68,103	$77,480	$158,257

Ratio of earnings to fixed charges	8.6	7.6	5.1	18.1	2.9

QuickLinks

  Exhibit 12.1
DST Systems, Inc. Computation of Ratio of Earnings to Fixed Charges (dollars in thousands)